Exhibit 99.2

Mecox Lane Limited Completes Spin-off of Apparel and Accessories Business

SHANGHAI, September 18, 2014 — Mecox Lane Limited (“Mecox Lane” or the “Company”) (NASDAQ: MCOX), a multi-brand and multi-channel retailer in China, today announced it has completed the previously announced spin-off of the Company’s apparel and accessories business.

The spin-off was completed through the sale of Mixblu Limited and its subsidiaries to Fast Fashion China Limited, a company controlled by the former chief executive officer of Mecox Lane, for an Adjusted consideration of approximately $6.1 million pursuant to a share purchase agreement dated as of August 8, 2014.Mecox Lane will file certain pro forma financial information with the U.S. Securities and Exchange Commission (the “SEC”). Please visit http://ir.mecoxlane.com for additional information regarding the spin-off, including links to filings with the SEC.

About Mecox Lane Limited

Mecox Lane Limited (NASDAQ: MCOX) is a multi-brand and multi-channel retailer in China. Since the Company’s founding in 1996 and its listing on the Nasdaq Global Select Market in 2010, Mecox Lane has focused on the evolving fashion and lifestyle needs of China’s young women through multiple retail channels. As part of a strategy shift under new management and in response to current market trends, the Company focuses on providing its broad base of urban and upwardly mobile customers health and beauty products that are in step with their increasingly wellness-focused lifestyles. For more information on Mecox Lane, please visit http://ir.mecoxlane.com.

For investor and media inquiries please contact:

In China:

Christina Hou

Mecox Lane Limited

Tel: +86-21-3108 1111 Ext. 8161

Email: ir@mecoxlane.com

Nicholas Manganaro

Ogilvy Financial, Beijing

Tel: +86-10-8520-6139

Email: mcox@ogilvy.com

In the U.S.:

Justin Knapp

Ogilvy Financial, U.S.

Tel: +1-646-460-9989

Email: mcox@ogilvy.com